Exhibit 99.1

HQ/CS/CL.24B/15187

26 July 2013

Sir,

Sub : Un-audited Financial Results for the period ended 30 June 2013.

Pursuant to Clause 41 of the Equity Listing Agreement with Indian Stock Exchanges the following documents are submitted:

a)	Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 30 June 2013, which has been approved by the Board of Directors in their meeting, held on 26 July 2013. (Attachment “A”)

b)	Limited Review Report of the auditors on the unaudited financial results for the quarter ended 30 June 2013 (Attachment “B”).

c)	The press release in this regards is also attached (Attachment “C”).

Thanking you,

Yours faithfully,

For Tata Communications Limited

Satish Ranade

Company Secretary & CLO

To:

1)	Security Code 500483, The Stock Exchange, Mumbai. Fax No. (22) 2272 2037,39,41

2)	Security Code TATACOMM, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 2659 8237,238, 347,348

3)	National Securities Depository Ltd. Fax Nos. : 2497 2993.

4)	The Bank of New York. Fax No. 2204 4942.

5)	Sharepro Services (India) Pvt. Ltd. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071,72

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block BandraKurlaComplex, Mumbai 400098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

( in Lakhs)

A.	STATEMENT OF STANDALONE UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2013

Part I

		Standalone
	Particulars	For the quarter ended			For the year ended
		June 30 2013	March 31 2013	June 30 2012	March 31 2013
		(unaudited)	(audited) (Refer note 2)	(unaudited)	(audited)
1	Income from Operations	114065	115023	108222	441612

2	Expenses
	a. Network and transmission	49921	46196	52360	196320
	b. Employee benefit	15630	15673	16865	63946
	c. Depreciation and amortization	19059	19790	18071	76240
	d. Other	21211	20407	19980	81325

	e. Total Expenditure (2a to 2d)	105821	102066	107276	417831

3	Profit / (Loss) from Operations before Other Income, Finance costs and Exceptional Items (1 - 2)	8244	12957	946	23781

4	Other Income	6446	6839	18705	38022

5	Profit / (Loss) from Ordinary Activities before Finance costs and Exceptional Items (3 + 4)	14690	19796	19651	61803

6	Finance Cost	1586	2158	3292	11969

7	Profit / (Loss) from Ordinary activities after Finance costs but before Exceptional Items (5 - 6)	13104	17638	16359	49834

8	Exceptional Items loss/(gain)	(21622)	(18336)	—	(15835)

9	Profit / (Loss) from Ordinary Activities before Tax (7 - 8)	34726	35974	16359	65669

10	Tax Expense	11555	9019	4947	18145

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 - 10)	23171	26955	11412	47524

12	Extraordinary Items (net of Tax Expense)	—	—	—	—

13	Net Profit/(Loss) for the period (11 - 12)	23171	26955	11412	47524

( in Lakhs)

A.	STATEMENT OF STANDALONE UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2013

Part I

		Standalone
	Particulars	For the quarter ended			For the year ended
		June 30 2013	March 31 2013	June 30 2012	March 31 2013
		(unaudited)	(audited) (Refer note 2)	(unaudited)	(audited)
14	Paid up Equity Share Capital (Face value of 10 per share)	28500	28500	28500	28500

15	Paid up Debt Capital				77470
16	Reserves excluding Revaluation Reserve				702495
17	Debenture Redemption Reserve				35013

18	Earnings Per Share (EPS)	8.13	9.46	4.00	16.68
	Basic and diluted earnings per share before and after Extraordinary Items ( )

A.	STATEMENT OF STANDALONE UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2013

Part II

	For the quarter ended			For the year ended
A) Particulars of Shareholding	June 30 2013	March 31 2013	June 30 2012	March 13 2013
1. Public shareholding
a. Number of shares	58198109	53803177	51388457	53803177
b. Percentage of shareholding	21.28%	18.88%	18.03%	18.88%

2. Promoters and Promoter Group Shareholding
a. Pledged / Encumbered
- Number of Shares	10000000	10000000	10000000	10000000
- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	4.64%	4.61%	4.61%	4.61%
- Percentage of Shares (as a % of the total share capital of the Company)	3.51%	3.51%	3.51%	3.51%
b. Non-encumbered
- Number of Shares	205333215	207028873	207028873	207028873
- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	95.36%	95.39%	95.39%	95.39%
- Percentage of Shares (as a % of the total share capital of the Company)	72.05%	72.64%	72.64%	72.64%

3. Shares held by custodian and against which Depository Receipts have been issued-
(I) Promoters and promoters group	—	—	—	—
(II) Public	11468676	14167950	16582670	14167950

Particulars	Quarter ended on 30.06.2013
B) Investor complaints
Pending at the beginning of the quarter	Nil
Received during the quarter	2
Resolved during the quarter	2
Remaining unresolved at the end of the quarter	Nil

( in Lakhs)

B.	STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2013

Part I

		Consolidated
	Particulars	For the quarter ended			For the year ended
		June 30 2013	March 31 2013	June 30 2012	March 31 2013
		(unaudited)	(audited) (Refer note 2)	(unaudited)	(audited)
1	Income from Operations	449798	440046	410739	1721295

2	Expenses
	a. Network Costs	246788	248925	226813	965633
	b. Employee benefits	60221	60486	60039	241146
	c. Depreciation and Amortization	50372	42728	52901	202705
	d. Other	77634	81981	70611	308545

	e. Total Expenditure (2a to 2d)	435015	434120	410364	1718029

3	Profit / (Loss) from Operations before Other Income, Finance costs and Exceptional Items (1 - 2)	14783	5926	375	3266

4	Other Income / (Expense), Net	2636	4137	11325	22659

5	Profit / (Loss) from Ordinary Activities before Finance costs and Exceptional Items (3 + 4)	17419	10063	11700	25925

6	Finance Costs	16629	18781	20628	79414

7	Profit / (Loss) from Ordinary Activities after Finance costs but before Exceptional Items (5 - 6)	790	(8718)	(8928)	(53489)
8	Exceptional Items loss/(gain)	(21622)	(18332)	—	(10418)

9	Profit / (Loss) from Ordinary Activities before Tax (7 - 8)	22412	9614	(8928)	(43071)

10	Tax Expense	12984	10808	5280	22020

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 - 10)	9428	(1194)	(14208)	(65091)

12	Extraordinary Items (net of Tax Expense)	—	—	—	—

13	Net Profit / (Loss) for the period (11 - 12)	9428	(1194)	(14208)	(65091)

14	Share in Profit / (Loss) of Associates	75	37	12	25

15	Minority Interest	(51)	637	(90)	2735

16	Net Profit / (Loss) after taxes, minority interest and share of profit/(loss) of associates (13+14+15)	9452	(520)	(14286)	(62331)

( in Lakhs)

B.	STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2013

Part I

		Consolidated
	Particulars	For the quarter ended			For the year ended
		June 30 2013	March 31 2013	June 30 2012	March 31 2013
		(unaudited)	(audited) (Refer note 2)	(unaudited)	(audited)
17	Paid up Equity Share Capital (Face value of 10 per share)	28500	28500	28500	28500

18	Reserves excluding Revaluation Reserve				93340

19	Debenture Redemption Reserve				35013

20	Earnings Per Share (EPS)	3.32	(0.18)	(5.01)	(21.87)
	Basic and diluted earnings per share before and after Extraordinary Items ( )

C. Standalone Business Segment Information:

( in Lakhs)

	Standalone
Particulars	For the quarter ended			For the year ended
	June 30 2013	March 31 2013	June 30 2012	March 31 2013
	(unaudited)	(audited) (Refer note 2)	(unaudited)	(audited)
Income from Operations
Global Voice Solutions	29856	31013	32157	119311
Global Data and Managed Services	84209	84010	76065	322301

Total	114065	115023	108222	441612

Segment result
Global Voice Solutions	(3604)	(1357)	(3638)	(14423)
Global Data and Managed Services	67306	67403	57531	251273

Total	63702	66046	53893	236850

Less :
(i) Finance Cost	1586	2158	3292	11969
(ii) Other Unallocable Expenses (net)	*27390	**27914	34242	***159212

Profit / (Loss) before Taxes	34726	35974	16359	65669

*	Includes Exceptional Items (21622)
**	Includes Exceptional Items (18336)
***	Includes Exceptional Items (15835)

D. Consolidated Business Segment Information:

( in Lakhs)

	Consolidated
Particulars	For the quarter ended			For the year ended
	June 30 2013	March 31 2013	June 30 2012	March 31 2013
	(unaudited)	(audited) (Refer note 2)	(unaudited)	(audited)
Income from Operations
Global Voice Solutions	222307	218818	204848	856469
Global Data and Managed Services	179577	174632	159796	675343
South Africa Operations	47739	46410	45860	188548
Others	175	186	235	935

Total	449798	440046	410739	1721295

Segment result
Global Voice Solutions	40569	37047	35952	140359
Global Data and Managed Services	115380	110541	107912	443630
South Africa Operations	5812	2172	729	5148
Others	(177)	(2644)	(369)	(3544)

Total	161584	147116	144224	585593

Less :
(i) Finance Costs	16629	18781	20628	79414
(ii) Other Unallocable Expenses (net)	*122543	**118721	132524	***549250

Profit / (Loss) before Taxes	22412	9614	(8928)	(43071)

*	Includes Exceptional Items (21622)
**	Includes Exceptional Items (18332)
***	Includes Exceptional Items (10418)

Notes to Segments:

The Company’s reportable business segments are Global Voice Solutions (GVS), Global Data and Managed Services (GDMS), South Africa Operations and others. The composition of the reportable segments is as follows:

GVS includes International and National Long Distance Voice services.

GDMS includes Corporate Data Transmission services, data center, virtual private network signalling and roaming services, television and other network and managed services.

South Africa Operations are carried out by the Company’s subsidiary Neotel Pty Ltd. and comprise wholesale international voice and data transit, enterprise business solution services for the wholesale and corporate market, telephony and data services for retail customers in South Africa.

Others primarily comprise a Joint venture business.

Revenues and interconnect charges are directly attributable to the segments. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on utilization of satellite and landlines. License fee for GVS and GDMS have been allocated based on net adjusted gross revenues from these services. Segment result is segment revenues less segment expenses. Certain costs including depreciation which are not allocable to GVS and GDMS have been classified as “Other Unallocable Expenses (net)”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

Notes:

1.	The above Standalone and Consolidated results of the Company for the quarter ended June 30, 2013 have been subjected to limited review by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors at their meeting held on July 26, 2013.

2.	The figures for the quarter ended March 31, 2013 are the balancing figures between the audited figures in respect of the full financial year ended March 31, 2013 and the published figures for the nine months ended December 31, 2012.

3.	Other Income includes:

Foreign exchange fluctuation

( in Lakhs)

Net foreign exchange loss/(gain)	For the quarter ended			For the year ended
	June 30 2013	March 31 2013	June 30 2012	March 31 2013
	(unaudited)	(audited) (Refer note 2)	(unaudited)	(audited)
- Standalone	(1291)	448	148	1543
- Consolidated	(1557)	(1162)	(1887)	(1448)

4.	Results include exceptional items:

a.	For the quarter ended June 30, 2013, Input credits against certain statutory obligations relating to earlier periods have been accounted for during the quarter on crystallization of the entitlements to such credits.

b.	For the quarter and the financial year ended March 31, 2013, in respect of Standalone financials, Employee cost optimization expenses amounting to 626 lakhs and 3127 lakhs respectively and gain on sale of fixed asset of 18962 lakhs and in respect of Consolidated financials, employee cost optimization expenses amounting to 630 lakhs and 8544 lakhs respectively and gain on sale of fixed asset of 18962 lakhs.

5.	During the year 2013, the Company has submitted to the Bombay and the National Stock Exchange the proposed “Scheme of Arrangement” between the Company and the S&A Internet Services Private Limited (“the Subsidiary Company”), for transfer of the IDC division (Colocation Service division of the Company) on going concern basis to the Subsidiary Company. The Scheme has been approved by the Board of Directors of the Company at its meeting held on March 1, 2013 and is subject to the approval of the shareholders and the Bombay High Court. The financial results do not include any adjustments that may arise on implementation of the Scheme

6.	During the Quarter, the Company filed Form 25 with the U.S. Securities and Exchange Commission and consequent to the filing, the delisting of its American Depositary Shares (“ADRs”), as evidenced by American Depositary Receipts (“ADRs”), from the New York Stock Exchange has become effective at the close of business of June 7, 2013.

7.	The previous period’s figures have been rearranged wherever necessary to make them comparable with the current period’s figures.

For TATA COMMUNICATIONS LIMITED

VINOD KUMAR

MANAGING DIRECTOR &

GROUP CEO

Place : Mumbai.

Date : July 26, 2013